Exhibit 99.3

MMMMMMMMMMMM MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000004 ENDORSEMENT_LINE______________ SACKPACK_____________ MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + 1. Election of Directors: For Withhold For Withhold 01 - Athanasios Feidakis* 02 - Ioannis Kazantzidis* *To serve as Class I directors until the 2023 Annual Meeting of Shareholders. For Against Abstain ForAgainst Abstain 2. To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2020 3. To approve one or more amendments to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued and outstanding shares of common stock and Series B preferred shares by an aggregate ratio of not more than one-for-100, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time or times after approval of the amendments, and to authorize the Company’s Board of Directors to implement one or more reverse stock splits by filing one or more amendments with the Registrar of Corporations of the Republic of the Marshall Islands. 4. To approve an amendment and restatement of the Company’s Articles of Incorporation, substantially in the form provided to the shareholders. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. MMMMMMM C 1234567890 J N T 7 4 4 2 5 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 2 3 D V 4 03B4OD MMMMMMMMM B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below A Proposals — The Board of Directors recommends a vote FOR the nominees listed and FOR Proposals 2, 3 & 4. Annual Meeting Proxy Card

q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + Annual Meeting of Shareholders – September 24, 2020 Proxy Solicited On Behalf of the Board of Directors The undersigned shareholder hereby appoints Athanasios Feidakis and Olga Lambrianidou and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of GLOBUS MARITIME LIMITED (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Thursday September 24, 2020 at 11:00 a.m. local time at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 16674 Glyfada, Attica Greece and at any and all adjournments or postponements thereof as indicated herein. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE AND PROPOSAL FOUR AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW. PLEASE SIGN ON REVERSE Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting. + C Non-Voting Items Proxy — Globus Maritime Limited